UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 14, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual

reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the presentation materials related to the second quarter

2024 financial
results of UBS, which appear immediately following this page.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the

registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto

duly authorized.
UBS Group AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
Date:

August 14, 2024

UBS

Second quarter 2024

Financial results

14 August 2024

Important information

Forward Looking Statements: This presentation contains statements that constitute "Forward looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these Forward looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its Forward looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the second quarter of 2024 for a list of all measures UBS uses that may qualify as APMs. Underlying results are non-GAAP financial measures as defined by SEC regulations and as APMs in Switzerland and the EU.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 2Q24 report for more information.

Definitions: 'Earnings per share' refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Sustainability focus and impact" refers to sustainability focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

UBS

Agenda

Key messages

Sergio P. Ermotti, Group CEO

Financial performance

Todd Tuckner, Group CFO

Q&A

We are positioning UBS for sustainable growth and long-term value creation

We are delivering for our clients and stakeholders

- ✓ Enhancing client franchises, capabilities and scale
- ✓ Supporting the Swiss economy and financial market
- ✓ Returned to reported profitability in 1Q24
- ✓ Strengthened capital and liquidity positions
- ✓ Executing on our capital return commitments

127bn
GWM net new assets, since acquisition[1]

~CHF 85bn
loans granted or renewed to Swiss clients since acquisition[1,2]

We are executing our integration plan at pace

- ✓ Completed parent and Swiss banks mergers
- ✓ Completed US IHC reparenting
- ✓ On track to kick off client migrations in 2H24
- ✓ De-risking and freeing up resources
- ✓ Progress on CS legal legacy matters

~45%
of target gross cost saves achieved

(42%)
Non-core and Legacy RWA, YoY

5.9trn
invested assets

9.2%
RoCET1 underlying, 1H24

198bn
total loss-absorbing capacity

#1
Awarded World's and Switzerland's Best Bank[3]

UBS

1 From 1.6.23 to 30.6.24; 2 Loans to privates, corporates and public institutions in P&C and GWM Switzerland; 3 Euromoney Awards for Excellence 2024

Financial performance

Todd Tuckner, Group CFO

Sustained revenue momentum with steady progress on cost reduction

Underlying revenues

bn



+~10%
(7%)
~10.1
12.0
11.1
2Q23[1]
1Q24
2Q24

Underlying costs

bn



(~10%)
(3%)
~10.0
9.2
9.0
2Q23[1]
1Q24
2Q24

Underlying PBT

bn



2.6
2.1
(~0.6)
2Q23[1]
1Q24
2Q24

Key metrics

Reported	2Q24	1H24
Net profit	1.1bn	2.9bn
EPS	0.34	0.86
RoCET1	5.9%	7.5%
Cost / income	86.9%	83.6%

Underlying	2Q24	1H24
RoCET1	8.4%	9.2%
Cost / income	80.6%	78.9%

UBS Refer to slide 21 for details on underlying results; 1 Estimated underlying combined UBS Group AG and Credit Suisse Group AG; refer to slide 25 for details

1.1bn net profit with strong underlying profitability

Profits
m


Underlying
(557)
2,617
(836)
(7%) QoQ
(2%) excl. NCL
11
267
(3%) QoQ
(3%) excl. variable, FA compensation and litigation
2,060
~0.6bn expected in 3Q24[1]
780
(1,372)
~1.1bn expected in 3Q24
1,469
(333)
1,136
1Q24 PBT
Revenues
CLE
Opex
2Q24 PBT
PPA effects and other integration items[2]
Integration-related expenses and PPA effects[3]
2Q24 reported PBT
Tax expense and NCI
2Q24 net profit

UBS 1 Includes modeled accelerated accretion from early unwinds; 2 Non-underlying revenues; 3 Non-underlying expenses

Ongoing progress on gross and net cost saves

Cumulative annualized exit rate gross cost reductions[1]

USD bn / % of expected cumulative total



6.0
~45%
~7
~55%
~13
100%
2Q24
2024E
2026E

Cumulative integration-related expenses

USD bn / % of expected cumulative total



6.9
~53%
~9
~70%
~13
100%
2Q24
2024E
2026E

Underlying operating expenses

USDbn



Core
Non-core and Legacy
(~10%) / (~4bn)
~40.6
~6.1
~34.5
38.8
4.1
34.6
36.9
3.1
33.9
36.6
2.6
33.9
FY22 combined cost baseline[1]
4Q23 annualized
1Q24 annualized
2Q24 annualized[2]

UBS

1 Refer to slide 26 for reconciliation of FY22 combined baseline; 2 Excludes litigation release of 172m in NCL

Maintaining a balance sheet for all seasons

RWA
bn


(8%)
557
(3%)
526
511
2Q23
1Q24
2Q24

LRD
bn


(7%)
1,678
(2%)
1,600
1,564
2Q23
1Q24
2Q24

CET1 capital ratio
%


~14%
14.9%
Medium-term guidance
2Q24

Total loss absorbing capacity
bn


198
HoldCo
106
AT1
16
CET1
76
2Q24

UBS

Strong capital position at group and parent bank level

UBS Group AG consolidated


198bn
Gone concern: 106bn
Going concern: 92bn
o/w CET1
76bn
2Q24


38.7%
Gone concern: 20.7%
Going concern: 18.0%
o/w CET1
14.9%
vs. guidance:
~14%
2Q24

UBS AG (parent bank) standalone

13.5%
UBS AG standalone CET1 capital ratio, fully applied[1]

Already providing ~20bn[2] of additional capital from:

- Elimination of regulatory concession granted to CS
- Fully applying CS participation risk-weightings
- Current 2030 look-through requirement

UBS

Refer to the "Capital Management" and "Recent development" sections of the 2Q24 report for more information; **1** Estimate, final figures to be published with 30 June 2024 Pillar 3 report available on 23.8.24; **2** ~10bn from the progressive add-ons for LRD and market share when fully phased in; ~9bn from the removal of Credit Suisse AG regulatory concession and transition of Credit Suisse AG to fully applied participation risk-weightings, using Credit Suisse balances as of 31.3.23

Global Wealth Management

USD m, except where indicated	Underlying 2Q24	Underlying 1Q24	Underlying QoQ	Reported 2Q24	Reported 1Q24	Reported QoQ
Total revenues	**5,820**	5,909	(2%)	**6,053**	6,143	(1%)
Net interest income	1,586	1,615	(2%)	1,825	1,873	(3%)
Recurring net fee income	3,104	3,024	+3%	3,104	3,024	+3%
Transaction-based income	1,111	1,236	(10%)	1,105	1,212	(9%)
Other income	19	33		19	33	
Credit loss expense / (release)	(1)	(3)		(1)	(3)	
Operating expenses	**4,660**	4,640	0%	**5,183**	5,044	+3%
Profit before tax	**1,161**	1,272	(9%)	**871**	1,102	(21%)
Cost / income ratio	**80%**	79%	+2pp	**86%**	82%	+4pp
Invested assets, bn	**4,038**	4,023	0%	**4,038**	4,023	0%
Deposits, bn	**476**	482	(1%)	**476**	482	(1%)
Loans, bn	**305**	306	0%	**305**	306	0%
RWA, bn	**166**	167	(1%)	**166**	167	(1%)

Underlying 2Q24 vs. 1Q24

PBT 1,161m, (9%)

Total revenues 5,820m, (2%) as higher recurring net fee income was offset by declines in transaction-based income and NII; Revenues / RWA[1] +30bps QoQ

Credit loss expense (1m)

Operating expenses 4,660m, broadly flat; (2%) excluding FA and variable compensation

Net new assets +27bn, positive across all regions and including (~6bn) tax-related outflows in the US

Invested assets 4,038bn, up 15bn QoQ including (32bn) from reclassification related to CS client portfolio reviews and market exits

Net new deposits (6.0bn)

Net new loans (1.5bn)

UBS

1 Annualized revenues divided by average market, credit, counterparty and non-counterparty risk RWA

Personal & Corporate Banking (CHF)

CHF m, except where indicated	Underlying 2Q24	Underlying 1Q24	Underlying QoQ	Reported 2Q24	Reported 1Q24	Reported QoQ
Total revenues	**1,838**	1,913	(4%)	**2,061**	2,139	(4%)
Net interest income	1,024	1,119	(8%)	1,225	1,332	(8%)
Recurring net fee income	357	348	+3%	357	348	+3%
Transaction-based income	441	435	+2%	463	449	+3%
Other income	16	11		16	11	
Credit loss expense / (release)	92	39		92	39	
Operating expenses	**1,101**	1,100	0%	**1,266**	1,241	+2%
Profit before tax	**645**	774	(17%)	**703**	859	(18%)
Cost / income ratio	**60%**	57%	+2pp	**61%**	58%	+3pp
Deposits, bn	**255**	256	0%	**255**	256	0%
Loans, bn	**249**	253	(1%)	**249**	253	(1%)
RWA, bn	**132**	136	(3%)	**132**	136	(3%)

Underlying 2Q24 vs. 1Q24

PBT 645m, (17%) driven by lower revenues and higher credit losses

Total revenues 1,838m, (4%) as higher recurring and transaction income was more than offset by lower NII, reflecting lower rates and higher liquidity requirements

Credit loss expense 92m, +53m driven by a small number of positions in our Swiss corporate loan book

Operating expenses 1,101m, flat QoQ

Cost / income 60%

Net new deposits (1.5bn)

Net new loans (3.4bn) primarily driven by repricing of non-hurdling volumes

Asset Management

USD m, except where indicated	Underlying 2Q24	Underlying 1Q24	Underlying QoQ	Reported 2Q24	Reported 1Q24	Reported QoQ
Total revenues	**768**	776	(1%)	**768**	776	(1%)
Net Management fees	711	745	(5%)	711	745	(5%)
Performance fees	28	30	(6%)	28	30	(6%)
Net gain from disposals	28			28		
Credit loss expense / (release)	0	0		0	0	
Operating expenses	**540**	594	(9%)	**638**	665	(4%)
Profit before tax	**228**	182	+26%	**130**	111	+18%
Cost / income ratio	**70%**	77%	(6pp)	**83%**	86%	(3pp)
Invested assets, bn	**1,701**	1,691	+1%	**1,701**	1,691	+1%
Net new money, bn	**(12)**	21		**(12)**	21	

Underlying 2Q24 vs. 1Q24

PBT 228m, +26% on lower expenses partly offset by lower revenues

Total revenues 768m, (1%) on lower net management and performance fees, partly offset by 28m net gain on disposal[1]

Operating expenses 540m, (9%) on lower personnel and non-personnel costs

Invested assets 1,701bn, +1%

Net new money (12bn), driven by outflows in equities and fixed income

UBS

1 Gain from the initial portion of the sale of our Brazilian real estate fund management business. We expect to record in 3Q24 an additional 60m in pre-tax profit on gains from disposals, mainly from closing the residual portions of this transaction.

Investment Bank

USD m, except where indicated	Underlying 2Q24	Underlying 2Q23	Underlying YoY	Reported 2Q24	Reported 2Q23	Reported YoY
Total revenues	**2,493**	1,981	+26%	**2,803**	2,036	+38%
Global Banking	668	430	+55%	974	485	+101%
Advisory	239	194	+23%	239	194	+23%
Capital Markets	429	236	+82%	736	291	+152%
Global Markets	1,825	1,551	+18%	1,829	1,551	+18%
Execution Services	405	328	+23%	405	328	+23%
Derivatives & Solutions	895	689	+30%	897	689	+30%
Financing	525	533	(2%)	526	533	(1%)
Credit loss expense / (release)	(6)	132		(6)	132	
Operating expenses	**2,087**	1,864	+12%	**2,332**	2,025	+15%
Profit before tax	**412**	(14)		**477**	(121)	
Cost / income ratio	**84%**	94%	(10pp)	**83%**	99%	(16pp)
RWA (bn)	**108**	111	(2%)	**108**	111	(2%)
Return on attributed equity	**9.7%**	(0.4%)	+10.1pp	**11.3%**	(3.2%)	+14.5pp

Underlying 2Q24 vs. 2Q23

PBT 412m with revenues +26%

Global Banking revenues +55%, outperforming the relevant global fee pools

- Advisory +23%
- Capital Markets +82%, on higher LCM, DCM and ECM

Global Markets revenues +18%; best 2Q on record[1]

- Execution Services +23% driven by cash equities, led by Americas
- Derivatives & Solutions +30% with increases in Equity Derivatives, FX, Credit and Rates

Of which:

- Equities 1,352m, +17%
- FRC 473m, +20%

Operating expenses +12% mainly driven by higher variable compensation

UBS

1 Since 2013

Non-core and Legacy

USD m, except where indicated	Underlying 2Q24	Underlying 1Q24	Underlying QoQ	Reported 2Q24	Reported 1Q24	Reported QoQ
Total revenues	**401**	1,001	(60%)	**401**	1,001	(60%)
Credit loss expense / (release)	(1)	36		(1)	36	
Operating expenses	**481**	769	(37%)	**807**	1,011	(20%)
Profit before tax	**(80)**	197		**(405)**	(46)	
RWA (bn)	**50**	58	(14%)	**50**	58	(14%)
LRD (bn)	**80**	120	(33%)	**80**	120	(33%)

Underlying 2Q24 vs. 1Q24

PBT (80m)

Total revenues 401m driven by position exits

Credit loss expense (1m)

Operating expenses 481m, (37%), excluding litigation (17%), largely driven by decreases in personnel and third-party spend

RWA 50bn, (8bn), driven by active unwinds in loan, securitized products and macro portfolios

LRD 80bn, (40bn), driven by lower levels of HQLA and portfolio reductions

UBS

Strong progress on cost and balance sheet reductions in Non-core and Legacy


Underlying operating expenses
bn
~6.1
(2.4)
5.0
2.6
FY22 combined baseline[1]
June 2023 annualized
2Q24 annualized[2]


RWA
bn
% of Group
15%
10%
~6%
Updated natural run-off profile[4]
Ambition to reduce further to ~5% through active unwinds
Op. Risk
Credit and market risk[3]
86
30
56
50
27
23
48
25
23
37
17
20
31
14
17
2Q23
2Q24
YE24
YE25
YE26

(17%) underlying costs excl. litigation, QoQ

26% decommissioned IT apps to date

45% books closed to date

(8bn) RWA, QoQ

(40bn) LRD, QoQ

UBS

1 Refer to slide 26 for reconciliation of FY22 combined baseline; 2 Excludes litigation release of 172m; 3 Also including non-counterparty-related RWA; 4 As of 30.6.24, reflects projected operational risk RWA and impact of contractual maturities on non-operational risk RWA; excludes Basel 3 finalization

We are positioning UBS for sustainable growth and long-term value creation

We are delivering for our clients and stakeholders

- ✓ Enhancing client franchises, capabilities and scale
- ✓ Supporting the Swiss economy and financial market
- ✓ Returned to reported profitability in 1Q24
- ✓ Strengthened capital and liquidity positions
- ✓ Executing on our capital return commitments

127bn
GWM net new assets, since acquisition[1]

~CHF 85bn
loans granted or renewed to Swiss clients since acquisition[1,2]

We are executing our integration plan at pace

- ✓ Completed parent and Swiss banks mergers
- ✓ Completed US IHC reparenting
- ✓ On track to kick off client migrations in 2H24
- ✓ De-risking and freeing up resources
- ✓ Progress on CS legal legacy matters

~45%
of target gross cost saves achieved

(42%)
Non-core and Legacy RWA, YoY

5.9trn
invested assets

9.2%
RoCET1 underlying, 1H24

198bn
total loss-absorbing capacity

#1
Awarded World's and Switzerland's Best Bank[3]

1 From 1.6.23 to 30.6.24; 2 Loans to privates, corporates and public institutions in P&C and GWM Switzerland; 3 Euromoney Awards for Excellence 2024

Appendix

Our financial targets and long-term ambitions

Financial
targets

~15% Underlying RoCET1 2026 exit rate

<70% Underlying cost / income ratio 2026 exit rate

Capital
guidance

~14% CET1 capital ratio

>4.0% CET1 leverage ratio

Ambitions
long-term

~18% RoCET1, reported by 2028

>5trn GWM invested assets by 2028

UBS

High-level overview of the UBS Group structure as of 1 July 2024


UBS Group AG
100%
UBS AG (sub-) consolidated
UBS AG
100%
98%
UBS Switzerland AG
UBS Asset Management AG
UBS Europe SE
UBS Americas Holding LLC
Other non-US subsidiaries[1]
Credit Suisse International[2]
100%
UBS Americas Inc.
Credit Suisse Holdings (USA), Inc.
100%
100%
UBS Bank USA
UBS Business Solutions US LLC
UBS Financial Services Inc.
UBS Securities LLC[3]
Other US subsidiaries[4]
Credit Suisse (USA) LLC[5]
Other participations[6]
UBS Business Solutions AG
100%
Credit Suisse Services AG

Additional future legal entity changes:

- **US:** Further legal entity simplification and rationalization
- **UK:** Select asset transfer of Credit Suisse International and Credit Suisse (UK) Ltd. mostly to UBS AG (London branch) and wind-down of residual positions
- **Europe:** Re-establish UBS Europe SE as single IPU[7] by winding down, reparenting or merging legacy Credit Suisse legal entities licensed in the EU

UBS 1 Other non-US subsidiaries are held either directly or indirectly by UBS AG; 2 Of which 98% held by UBS AG and 2% held by UBS Group AG; 3 Of which 99% directly held by UBS Americas Inc. and 1% held by UBS Americas Holding LLC; 4 Other US subsidiaries are typically held either directly or indirectly by UBS Americas Inc.; 5 Other US subsidiaries are held directly by Credit Suisse (USA) LLC; 6 And other small former Credit Suisse Group entities now directly held by UBS Group AG; 7 Intermediate EU parent undertaking

UBS Group results

USD m, except where indicated	2Q24	1Q24	4Q23	3Q23	2Q23
Total revenues	**11,904**	12,739	10,855	11,695	9,540
Negative goodwill					27,264
Credit loss expense / (release)	95	106	136	239	623
Operating expenses	10,340	10,257	11,470	11,640	8,486
Operating profit / (loss) before tax	**1,469**	2,376	(751)	(184)	27,695
Tax expense / (benefit)	293	612	(473)	526	361
of which: current tax expense	310	468	69	643	368
Net profit / (loss) attributable to shareholders	**1,136**	1,755	(279)	(715)	27,331
Diluted EPS (USD)	0.34	0.52	(0.09)	(0.22)	8.51
Effective tax rate	20.0%	25.8%	n.m.	n.m.	1.3%
Return on CET1 capital	5.9%	9.0%	(1.4%)	(3.7%)	177.5%
Return on tangible equity	5.9%	9.0%	(1.4%)	(3.7%)	170.3%
Cost / income ratio	86.9%	80.5%	105.7%	99.5%	88.9%
Total book value per share (USD)[1]	26.13	26.44	26.68	25.75	26.48
Tangible book value per share (USD)[1]	23.85	24.14	24.34	23.44	24.13
Tangible book value per share (CHF)[1]	21.43	21.78	20.49	21.47	21.62

UBS

1 The payment of the FY23 dividend of USD 0.70 per share reduced book value and tangible book value by USD 2.3bn in 2Q24

UBS Group 2Q24 underlying results

USD m, except where indicated	**UBS Group AG**	GWM	P&C	AM	IB	NCL	Group Items
Operating profit / (loss) before tax as reported	**1,469**	871	773	130	477	(405)	(377)
o/w: PPA effects and other integration items	780	233	246		310		(8)
o/w: Integration-related expenses and PPA effects	(1,372)	(523)	(182)	(98)	(245)	(325)	2
Operating profit / (loss) before tax (underlying)	**2,060**	1,161	710	228	412	(80)	(371)
Underlying RoCET1	8.4%						
Underlying RoTE	8.4%						
Underlying cost / income ratio	80.6%						

UBS

PPA pull to par overview and revenue recognition

Accretion of PPA adjustments on financial instruments

USD bn	Opening balance as of 12.6.23 (close)[2]	Recognized 2023-2Q24	Remaining balance to be recognized[3]	Expected future P&L releases at 30.06.24 FX rates	Estimated amortization profile[4] 2H24	2025	2026	2027+
GWM	~3.0	(0.9)	~2.1	~2.0	(~0.3)	(~0.4)	(~0.3)	(~1.0)
P&C	~4.3	(1.1)	~3.2	~3.1	(~0.4)	(~0.6)	(~0.5)	(~1.6)
IB	~2.3	(1.2)	~1.1	~1.1	(~0.2)	(~0.4)	(~0.3)	(~0.1)
Total[1]	~9.6	(3.2)	~6.4	~6.2	(~0.9)	(~1.4)	(~1.1)	(~2.7)

(2.3bn) from standard accretion and (0.9bn) from early unwinds

Additional PPA related benefits

USD bn	NII expected to be recognized as of 12.6.23 (close)	Recognized 2023-2Q24	Remaining NII expected to be recognized	Expected future P&L releases at 30.06.24 FX rates	Estimated amortization profile[4] 2H24	2025	2026	2027+
Elimination of CS's prior cash flow hedge	~1.2	(0.7)	~0.6	~0.6	(~0.2)	(~0.3)	(~0.1)	(~0.0)

~0.4bn in GWM and ~0.2bn in P&C

UBS

1 Excluding Non-core and Legacy, which is not excluded from underlying results as the majority of Non-core and Legacy's assets are held at fair value; 2 Opening balance adjusted for perimeter shift between GWM and P&C and treasury allocations; 3 Represented at acquisition date FX rates; 4 Does not include effects from accelerated accretion from early unwinds

Significant progress in reducing financial resource consumption

CET1 capital
bn



(2%)
77.7[1]
1.5
(0.3)
(1.0)
o/w: (0.15bn) 2Q24 share repurchases and (0.85bn) capital reserve for potential share repurchases
(1.7)
76.1
1Q24
PBT
Current tax expense
Share repurchases
Other[2]
2Q24

Risk weighted assets
bn



(3%)
526.4
(13.2)
0.1
(1.9)
0.0
0.0
511.4
1Q24
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
2Q24

Leverage ratio denominator
bn



(2%)
1,599.6
(29.0)
(3.3)
2.5
(3.2)
(0.3)
(2.1)
1,564.2
1Q24
On balance sheet exposures
Derivatives
Securities financing transactions
Off-balance sheet items
Deduction items
Currency effects
2Q24

UBS

1 1Q24 CET1 has been revised following further purchase price allocation adjustments, refer to slide 27 for further details; 2 Includes (1.0bn) from compensation- and own-share-related capital components, (0.6bn) from dividend accruals for the current year, (0.3bn) from amortization of transitional CET1 PPA adjustments (net of tax), 0.1bn from deferred tax assets on temporary differences, and movements related to other items

Capital and leverage ratios


198bn
Gone concern: 106bn
Going concern: 92bn
o/w CET1
76bn
2Q24
38.7%
Gone concern: 20.7%
Going concern: 18.0%
o/w CET1
14.9%
vs. guidance:
~14%
CET1: 10.5%
Going concern: 14.8%
Total loss-absorbing capacity: 25.5%
2Q24
RWA
511bn
Requirements
12.6%
Gone concern: 6.8%
Going concern: 5.9%
o/w CET1
4.9%
vs. guidance:
>4%
CET1: 3.50%
Going concern: 5.00%
Total loss-absorbing capacity : 8.75%
2Q24
LRD
1,564bn
Requirements

Refer to the "Capital Management" section of the 2Q24 report for more information

Reconciliation of estimated underlying combined results for 2Q23

USD bn	Revenues	Credit loss expense / (release)	Operating expenses	Profit before tax
UBS sub-group (IFRS)[1]	8.4	0.0	6.8	1.5
Credit Suisse sub-group (US GAAP)[2,3]	(0.7)	0.1	9.2	(10.0)
UBS sub-group exclusions from underlying results[4]			(0.5)	0.5
Credit Suisse sub-group exclusions[3,5]	2.5		(5.2)	7.7
June 2023 US GAAP to IFRS conversion as reported[6]	0.4	0.6	(0.2)	(0.0)
Exclusion of June 2023 pull to par and other PPA effects[7]	(0.4)			(0.4)
Estimated April and May 2023 commission expense reclassification[3,8]	(0.2)		(0.2)	0.0
2Q23 credit loss expense restatement[9]		(0.1)		0.1
2Q23 estimated underlying combined	10.1	0.7	10.0	(0.6)

1 UBS Group AG and consolidated subsidiaries, excluding Credit Suisse sub-group for post-acquisition period; 2 Credit Suisse AG and its consolidated subsidiaries for the full second quarter of 2023, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF converted to USD using 2Q23 average USD/CHF rates of 0.90; 4 Excludes integration-related expenses of USD 350m and acquisition costs of USD 106m recorded in UBS Group, excluding the Credit Suisse subgroup for the post-acquisition period. Refer to Group Performance in the UBS Group AG financial report for the second quarter of 2023 for additional information; 5 Excludes fair value losses of CHF 2,204m, losses on business sales of CHF 4m, loss on equity investment in SIX Group AG of CHF 32m, write-down of intangible assets of CHF 38m, goodwill impairment of CHF 1,051m, restructuring expenses of CHF 123m, litigation provisions of CHF 1,491m, impairments on internally developed software of CHF 1,836m, acquisition-related compensation expenses of CHF 240m, cancellation of contingent capital awards gain of CHF 408m, expenses related to real estate disposals of CHF 35m, expenses related to Archegos of CHF 7m, integration costs of CHF 286m and other acquisition-related adjustments of CHF 13m; 6 Refer to Note 3 of the financial statements in the UBS Group AG financial report for the second quarter of 2023; 7 Refer to Group Performance in the UBS Group AG financial report for the third quarter of 2023 for additional detail. Accretion of PPA adjustments on financial instruments in NCL is not excluded from underlying results as the majority of NCL's assets are held at fair value, reflecting our intention to actively wind down the portfolio; 8 Estimated impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group for April and May 2023; 9 Related to the reclassification of certain NCL positions to fair value through P&L in 3Q23; refer to Note 2 of the financial statements in the UBS Group AG financial report for the second quarter of 2023.

FY22 combined cost baseline

FY22

USD bn	Operating expenses
UBS sub-group (IFRS)[1]	24.9
Credit Suisse sub-group (US GAAP)[2,3]	19.1
UBS sub-group exclusions[4]	(0.3)
Credit Suisse sub-group exclusions[3,5]	(2.0)
Commission expense reclassification[3,6]	(1.1)
FY22 combined cost baseline	40.6

Of which: ~34.5bn in Core and ~6.1bn in Non-core and Legacy

1 UBS Group AG and consolidated subsidiaries; 2 Credit Suisse AG and its consolidated subsidiaries, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF converted to USD using FY22 average USD/CHF rates of 0.95; 4 Excludes net expenses for litigation, regulatory and similar matters of USD 348m; 5 Excludes major litigation provisions of CHF 1,299m, restructuring expenses of CHF 533m, goodwill impairment of 23m, expenses related to real estate disposals of CHF 24m, expenses related to Archegos of CHF 40m, expenses related to equity investment in Allfunds Group of CHF 2m; 6 Impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group based on Credit Suisse Group reported commission expenses of CHF 1,012m in FY22

Overview of purchase price allocation adjustments (PPA)

PPA adjustments
bn



(14.7)
(15.2)
(4.5)
(5.6)
(0.9)
(0.9)
(0.6)
(0.6)
(4.1)
(4.1)
(24.8)
(1.7)
(26.5)
Fair value adjustments on financial assets and liabilities
Litigation, regulatory and similar matters
Goodwill and intangibles, net
Fair value adjustments on non-financial assets and liabilities
US GAAP / IFRS conversion1
Total
(18.5bn) CET1 capital relevant
Initial PPA as presented with 2Q23 results
Measurement period adjustments2

Measurement period adjustments[2]

- 1.1bn for additional provisions and contingent liabilities (litigation)
- 0.3bn additional fair value adjustments on financial instruments
- 0.3bn associated with Russian exposures and marks on NCL positions

UBS

1 Removal of pension surplus; 2 Provisional amounts of identifiable assets acquired, liabilities assumed and purchase consideration determined as of the acquisition date were subject to adjustments within maximum of one year from the acquisition date. The accounting for the acquisition of the Credit Suisse Group is complete and the amount of negative goodwill finalized

Cautionary statement regarding Forward looking statements

Cautionary Statement Regarding Forward looking Statements | This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, terrorist activity and conflicts in the Middle East, as well as the continuing Russia–Ukraine war, may have significant impacts on global markets, exacerbate global inflationary pressures, and slow global growth. In addition, the ongoing conflicts may continue to cause significant population displacement, and lead to shortages of vital commodities, including energy shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect to the Russia–Ukraine war, coordinated successive sets of sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the ongoing conflicts will widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. UBS's acquisition of the Credit Suisse Group has materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to take between three and five years and presents significant risks, including the risks that UBS Group AG may be unable to achieve the cost reductions and other benefits contemplated by the transaction. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect UBS's performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of the acquisition of the Credit Suisse Group; (iii) increased inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including elevated inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC), in particular in light of the acquisition of the Credit Suisse Group; (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements and any additional requirements due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies, (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (x) changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xi) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA, including as a result of its acquisition of the Credit Suisse Group, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS's policies and practices; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation-state actors targeting financial institutions; (xix) restrictions on the ability of UBS Group AG and UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict (e.g., the Russia–Ukraine war), pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups and their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities of Credit Suisse, the level of resulting impairments and write-downs, the effect of the consummation of the integration on the operational results, share price and credit rating of UBS – delays, difficulties, or failure in closing the transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS's business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20-F for the year ended 31 December 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS